UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CALDERA INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

12877Q 10 7
(CUSIP Number)

August 13, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12877Q 10 7

1	NAME OF REPORTING PERSON John R. Wall I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 800,000

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 800,000

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%

12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer: Caldera International, Inc. (the “Issuer”)

	(b)	Address of Principal Executive Offices of the Issuer: 355 South 520 West Lindon, Utah 84042

Item 2.	(a)	Name of Persons Filing:
John R. Wall
	(b)	Address of Principal Business Office: 18807 Northeast 103rd Street Redmond, Washington 98052

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, par value $.001 per share (“Common Stock”)

	(e)	CUSIP Number: 12877Q 10 7

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable

Item 4.	Ownership.
	(a)	Amount beneficially owned: 800,000

	(b)	Percent of class: 7.1%

	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 800,000

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of 800,000

(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of a Group:
Not Applicable

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2002

/s/ John R. Wall

John R. Wall

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